Exhibit 99.2

ASX ANNOUNCEMENT

June 24, 2013

Independent Clinical Validation Study Supports the Utilization of BREVAGenTM

Melbourne, Australia; June 24, 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) notes with interest the publication online in Breast Cancer Research & Treatment on Friday, June 21, 2013 of a study entitled “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model”.

This independent study, which was conducted under the supervision of Prof. John Hopper and first-authored by Dr. Gillian Dite from the Centre for Molecular Epidemiology at the University of Melbourne, investigated the impact of seven single nucleotide polymorphisms (SNPs) on the predictive accuracy of the Breast Cancer Risk Assessment Tool (Gail Model) (“BCRAT”).  The authors used the Australian Breast Cancer Family Registry to study a population-based sample of 962 cases aged 35 to 59 years and 463 controls frequency matched for age and for whom genotyping data was available.

These seven SNPs are utilized in the Company’s BREVAGen™ breast cancer risk assessment test, and had previously been studied by Mealiffe et al. (J Natl Cancer Inst 102 (21):1618-1627) for an older cohort of cases and controls from the Women’s Health Initiative clinical trial in the USA.  The new Australian study supports the previous observation of Mealiffe et al. that including information on seven SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT, and extends that observation in pre-menopausal women aged 35 to 49 years.

Genetic Technologies is now actively progressing a research program with leading international academic collaborators to confirm these observations in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen™ test.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office• 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040